Financial Investors Variable Insurance Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

April 5, 2013

VIA EDGAR CORRESPONDENCE

Mr. Patrick Scott

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Variable Insurance Trust (the “Trust”)
File Nos. 333-139186 and 811-21987

Dear Mr. Scott:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 10 (“PEA 10”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”).

PEA 10 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 9 (“PEA 9”) filed on January 18, 2013 on Form N-1A. PEA 10 (i) reflects changes to PEA 9 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on March 1, 2013, (ii) includes certain other information not previously included in PEA 9, (iii) incorporates certain additional disclosure regarding the possibility of the Ibbotson MVP ETF Portfolio, a new series of the Registrant, to hedge against the possibility of short-term negative equity market events by holding positions in index futures or index options and (iv) includes certain required exhibits. Please note since PEA 9 was filed more than 95 days in advance of the effective date, the Registrant intends to file an amendment on Form 485BXT on or about April 18, 2013 to delay the effectiveness of PEA 10 until April 30, 2013.

There are no disclosures within PEA 10 that would render it ineligible to become effective pursuant to Rule 485(b) of the 1933 Act.

Mr. Patrick Scott

April 5, 2013

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on March 1, 2013 to PEA 9, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

1.

Staff Comment: Please confirm that the Adviser’s and/or Sub-Adviser’s agreement to reduce fees and/or reimburse expenses for the Ibbotson MVP ETF Portfolio and ALPS/Alerian Energy Infrastructure Portfolio will be filed as exhibits on EDGAR with PEA 10 to the Registrant’s registration statement.

Registrant’s Response: The Registrant confirms that the agreements to reduce fees and/or reimburse expenses for the Ibbotson MVP ETF Portfolio and ALPS/Alerian Energy Infrastructure Portfolio are included as exhibits to PEA 10 filed herewith.

2.

Staff Comment: Please confirm that “Derivatives Risk” should be included as a Principal Risk for each of the Registrant’s Portfolios, as each Portfolio’s Principal Investment Strategies do not appear to contemplate the use of derivatives.

Registrant’s Response: The Registrant notes that “Derivatives Risk” is included as a Principal Risk for each Ibbotson Portfolio since they may invest in one or more Underlying ETFs which may invest in derivative instruments.

3.

Staff Comment: The Registrant’s Portfolios are offered only to insurance company separate accounts to fund the benefits of variable life insurance and annuity contracts, as well as to certain qualified pension and retirement plans. As a result, please confirm that all of the Principal Risks included for the ALPS/Alerian Energy Infrastructure Portfolio, including “Returns of Capital Distributions From the Portfolio to Reduce the Tax Basis of Portfolio Shares,” remain applicable for the Portfolio’s shareholders.

Registrant’s Response: The Registrant confirms that all Principal Risks included in the Prospectus for the ALPS/Alerian Energy Infrastructure Portfolio remain applicable.

4.

Staff Comment: To the extent any Principal Risk associated with an underlying exchange-traded fund to be purchased by one or more of the Registrant’s Portfolios constitutes a Principal Risk for the Portfolios, please include the corresponding risk in the Principal Risks for the applicable Portfolio.

Registrant’s Response: The Registrant believes that the Principal Risks associated with the underlying exchange-traded funds are reflected in the Principal Risks section for each of the Portfolios, as applicable.

5.

Staff Comment: In the Summary section for each of the Ibbotson MVP ETF Portfolio and ALPS/Alerian Energy Infrastructure Portfolio, please include a reference substantially to the effect that the performance information to be included for benchmarks does not reflect any deductions for fees, expenses or taxes.

Mr. Patrick Scott

April 5, 2013

Registrant’s Response: The Registrant believes it is appropriate to include disclosure to the effect that the performance information included for any benchmark does not reflect deductions for fees, expenses or taxes once each Portfolio has completed a full calendar year of investment options, and performance is included in the Prospectus for the applicable benchmark.

* * *

The Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

* * *

The SEC Staff is kindly requested to address any comments on this filing to the undersigned at 720.917.0864.

Sincerely,

/s/ David T. Buhler
David T. Buhler
Secretary
Financial Investors Variable Insurance Trust

cc:	Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP